(d)(2)(i)

May 1, 2015

Todd Modic

Senior Vice President

Voya Investments, LLC

7337 E. Doubletree Ranch Rd.

Suite 100

Scottsdale, AZ 85258

Dear Mr. Modic:

Voya Investments, LLC (“Voya Investments”) and Voya Investment Management Co. LLC (“Voya IM”) are parties to a Sub-Advisory Agreement dated November 18, 2014 (the “Agreement”), and pursuant to the Agreement, Voya Investments has agreed to pay Voya IM an annual sub-advisory fee of 0.27% as a percentage of average daily net assets of Voya Australia Index Portfolio (the “Portfolio”). By this letter dated May 1, 2015, Voya IM voluntarily waives a portion of the annual sub-advisory fee that it is entitled to receive as follows:

Voya IM will waive 0.1125% of the sub-advisory fee payable by Voya Investments for a period from May 1, 2015 through and including May 1, 2016 for the Portfolio, as indicated in the net sub-advisory fee rate reflected in the schedule set out below.

	Annual Sub-Advisory Fee

Series	Gross	Waiver	Net

Voya Australia Index Portfolio	0.27%	0.1125%	0.1575%

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Directors of Voya Variable Portfolios, Inc.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

May 1, 2015

Please acknowledge your acceptance of this fee waiver by executing below in the place indicated.

Very sincerely,

By:	/s/ Christopher Kurtz
Christopher Kurtz
Vice President, Finance Voya Investment Management Co. LLC

ACCEPTED AND AGREED TO:
Voya Investments, LLC

By:	/s/ Todd Modic
Todd Modic
Senior Vice President